BULL & BEAR GLOBAL INCOME FUND

A Special Meeting of Shareholders ("Special Meeting") of Bull & Bear Global Income Fund, a series of Bull & Bear Funds II, Inc. ("Prior Fund") was held on January 22, 1997 pursuant to notice given to all shareholders of record at the close of business on December 13, 1996. At the Special Meeting, shareholders approved a proposal to convert Prior Fund from a diversified series of a registered open-end management investment company to a registered closed-end management investment company with 1,538,959 shares voting in favor of the conversion, 495,212 shares voting against the conversion, and 177,794 shares abstaining.